QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO
SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Iowa First Bancshares Corp.
(Name of Issuer)

Iowa First Bancshares Corp.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.00 Per Share
(Title of Class of Securities)

46246F103
(CUSIP Number of Class of Securities)

John E. Freechack
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,478,132	$291.68

*
Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $38.00 by (B) the total number of shares of common stock owned by all such shareholders of record in each shareholder's account immediately prior to the reverse stock split.

**
Determined pursuant to Rule 0-11(b)(1) as the sum of (a) $2,478,132 multiplied by .0001177.

☒
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	$291.68	Filing Party:	Iowa First Bancshares, Inc.
Form or Registration No.:	Schedule 13E-3	Date Filed:	August 5, 2005

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

        This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Iowa First Bancshares Corp., an Iowa corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the 1-for-1,000 reverse stock split followed immediately by a 1,000-for-1 forward stock split (the "Split Transaction").

        Shareholders holding shares of the Company's capital stock representing the required two-thirds majority of the total outstanding shares of Company common stock approved the Split Transaction at the Company's special meeting of shareholders held on November 22, 2005. The Company filed Articles of Amendment to its Articles of Incorporation with the Secretary of State of Iowa to effect the Split Transaction, and as a result of the effectiveness of the Split Transaction, shareholders holding less than one share of common stock after the reverse split solely have the right to receive cash at a price of $38.00 per whole share of common stock outstanding immediately prior to the effectiveness of the reverse split. Shareholders holding more than one share of common stock after the reverse split participated in the forward split and therefore continued to hold the same number of shares immediately after the Split Transaction as they did immediately before the Split Transaction.

        The Split Transaction has reduced the number of stockholders of the Company to less than 300, enabling the company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

        Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on October 20, 2005, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

2

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2005

IOWA FIRST BANCSHARES CORP.
By:	/s/ D. SCOTT INGSTAD
Name:	D. Scott Ingstad
Title:	President and Chief Executive Officer

3

QuickLinks

INTRODUCTION
SIGNATURES